Filed by Virgin Group Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: May 19, 2022

Virgin Group Acquisition Corp. II Announces Shareholder Meeting to Approve Business Combination with Grove Collaborative

Special meeting of shareholders to be held on June 14, 2022

NEW YORK and SAN FRANCISCO, CA — May 19, 2022 — Virgin Group Acquisition Corp. II (“VGII”) (NYSE: VGII), a special purpose acquisition company sponsored by Virgin Group, today announced that its extraordinary general meeting to vote on its proposed business combination with Grove Collaborative, Inc. (“Grove” or “the Company”), a certified B Corp™ and leading sustainable consumer products company, will be held at the offices of Davis Polk & Wardwell LLP located at 450 Lexington Avenue, New York, New York 10017 and virtually via the Internet at 10:00 AM, Eastern Time, on June 14, 2022.

Shareholders of record as of the close of business on April 25, 2022 are entitled to vote. The business combination, if approved by VGII’s shareholders, is expected to close as soon as practicable following the extraordinary general meeting. Upon closing of the transaction, VGII will change its name to Grove Collaborative Holdings, Inc. (“New Grove”), and New Grove’s shares and warrants will be listed on the NYSE under the symbols “GROV” and “GROV WS”, respectively.

A definitive proxy statement/prospectus and other relevant documents will be mailed to shareholders of record of VGII as of April 25, 2022. Such shareholders are encouraged to read the definitive proxy statement/prospectus and accompanying documents in their entirety. Shareholders and other interested parties will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed by VGII, when available, with the U.S Securities and Exchange Commission ("SEC"), without charge, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

Shareholders of VGII are encouraged to submit their vote as soon as possible to ensure they are represented at the extraordinary general meeting. VGII has engaged Morrow Sodali LLC (“Morrow Sodali”) as its proxy solicitor in connection with the extraordinary general meeting. Shareholders needing assistance in voting their VGII shares can contact Morrow Sodali by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing vgii.info@investor.morrowsodali.com.

About Virgin Group Acquisition Corp. II

Virgin Group Acquisition Corp. II was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Sir Richard Branson, is the Founder of the Company, Founder of the Virgin Group and a renowned global entrepreneur and the management team includes Josh Bayliss, the Company's Chief Executive Officer and director, who is the Chief Executive Officer of the Virgin Group and is responsible for the Virgin Group's strategic development, licensing of the brand globally and management of direct investments on behalf of the Virgin Group in various companies around the world; and Evan Lovell, the Company's Chief Financial Officer and director, who is the Chief Investment Officer of the Virgin Group and is responsible for managing the Virgin Group's investment team and portfolio in North America.

About Grove Collaborative

Launched in 2016 as a Certified B Corp, Grove Collaborative is transforming consumer products into a positive force for human and environmental good. Driven by the belief that sustainability is the only future, Grove creates and curates over 150 high-performing eco-friendly brands of household cleaning, personal care, laundry, clean beauty, baby and pet care products serving millions of households across the U.S. each year. With a flexible monthly delivery model and access to knowledgeable Grove Guides, Grove makes it easy for everyone to build sustainable routines.

Every product Grove offers — from its flagship brand of sustainably powerful home care essentials, Grove Co., plastic-free, vegan personal care line, Peach Not Plastic, and zero-waste pet care brand, Good Fur, to its exceptional third-party brands — has been thoroughly vetted against strict standards to be uncompromisingly healthy, beautifully effective, ethically produced and cruelty-free. Grove Collaborative is a public benefit corporation on a mission to move Beyond Plastic™ and in 2021, entered physical retail for the first time at Target stores nationwide, making sustainable home care products even more accessible. Grove is the first plastic neutral retailer in the world and is committed to being 100% plastic-free by 2025. For more information, visitwww.grove.com.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VGII, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGII’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGII’s shareholders in connection with the proposed business combination is set forth in VGII’s definitive proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGII’s directors and officers in VGII’s filings with the SEC.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on our current expectations and beliefs made by the management of VGII and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGII and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGII or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGII stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGII’s filings with the SEC, and in VGII’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to VGII and Grove as of the date hereof, and VGII and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Investor Relations Contact:

Alexis Tessier

ir@grove.co

Media Relations Contact:

Meika Hollender

pr@grove.co